Exhibit 4.21

ABC (2012) 2014

Pledge Rights Contract

Agricultural Bank of China

ABC (2012) 2014

Pledge Rights Contract

Contract No.: 44100420130000539

Dear customers,

To safeguard your rights and interests, please read this Contract terms carefully before signing this Contract (especially for boldface letters), pay close attention to your rights and obligations. If you have any question, please consult with the responsible bank.

Pledgee (full name): Agricultural Bank of China Limited, Qingxi Sub-branch in Dongguan

Pledgor (full name): (1) Dongguan Lite Array Co., Ltd.

                                   (2)

                                   (3)

To ensure the performing of (name and number of Principal Contract) Import Paying Service Financing Contract 44061020130000021 (hereinafter referred to as the “Principal Contract”) signed between the Pledgee and Dongguan Lite Array Co., Ltd., the Pledgor is willing to provide the pledge guarantee for the creditor’s rights formed between the Pledgee and the Debtor in accordance with the Principal Contract. The Both Parties shall enter into the Contract through friendly consultation in accordance with relevant laws and regulations set forth by the State.

Article ☐ Categories and principal amount of the master obligation right guaranteed

The categories of the master obligation right guaranteed are import paying service, the principal amount (currency and amount in words) is USD TWO MILLION TWO HUNDRED NINE THOUSAND NINE HUNDRED FORTY ONE DOLLARS AND TWENTY FIVE CENTS ONLY.

Article ☐ Guaranteed scope of the pledge

The guaranteed scope of the pledge shall conclude the principal amount of the loan under this Contract, its interest, default interest, compound interest, Contractual fine, damage compensation, interest and fine borne by the mortgagor and the guarantor due to delayed payment of debt as affirmed by the relative provisions in the Civil Procedure Law, as well as all expense due to the realization of the obligation right by the lender.

Article ☐ Pledged right

1	The Pledgor agrees to be pledged by the banker’s acceptance bill of exchange. For the pledged right in details, see (the name of list and its number) the pledged rights list 2013.001. The list is a part of this Contract and has the equal legal effect.

2	The pledged right mentioned above has the provisional price (currency and amount in words) of RMB FIFTEEN MILLION SEVEN HUNDRED FORTY THOUSAND YUAN ONLY. Its final cost shall be subject to the value amount from the real handling pledged rights during the realization of the pledge.

Article ☐ Declaration of the Pledgor

1	The Pledgor has obtained the authority required for the guaranty in this Contract as the relative provisions and procedures.

2	The Pledgor has the full uncontested ownership or right of disposition for the pledged right.

3	The pledged right may be assigned legally.

4	The pledged right shall not be in such situations as that it is applied for revocation or invalid declared, objected, sealed up, frozen, supervised, sued, arbitrated, registered for loss reporting, stops payment.

5	The Pledgor has been agreed by the co-owner of the right with respect to the pledge terms in this Contract.

6	Various expense related to the pledged right shall be paid in time as specified in the laws and regulations and various legal obligations shall be fulfilled. The deadline of the right shall be extended as required by the Pledgee and the pledged right is continuously valid during the persistence of the pledge.

7	During the persistence of the pledge, when one of the following situations occurs, the Pledgor shall give the pledge immediately a written notice:

(1)	The pledged right is applied for revocation or invalid declared, objected, sealed up, frozen, supervised, sued, arbitrated, registered for loss reporting, stops payment, or in other situations affecting the realization of the pledge;

(2)	The Pledgor is annulled, ordered to close, or its business license is revoked, or it is in the other situations leading to its dismissal occurrence.

(3)	The Pledgor applies for bankruptcy, reforming, conciliation or it is applied for bankruptcy, reforming.

8	The pledged right shall not be in the other situations affecting the realization of the pledge by the Pledgee.

Article V Effect of the pledge

The effect of the pledge covers the accession right of the pledged right, fruits and properties and rights specified in the laws and regulations.

Article VI Delivery and keeping of the right voucher

1	If required to deliver the right voucher, the Pledgor should deliver the right voucher related to the pledged right under the terms in this Contract to the Pledgee within 1 day from the date when this Contract is signed. The Pledgee should keep the right voucher from the Pledgor properly.

2	If pledged by a bill of exchange, promissory note, check, warehouse receipt, bill of lading, bond, or the other right voucher required for endorsement and assignment, it should be endorsed with the words of “pledged”.

3	If required for handling the pledge registration, the Pledgor should go to relative authority for the pledge registration or the other legal procedures about the pledge within / day from the date when this Contract is signed. The documentary evidence related to the registration should be kept by the Pledgee. When the assignment of the pledge or the other situations required for changing the registration occur, the Pledgor should assist the Pledgee to handle the corresponding procedures for changing the registration.

4	During the persistence of the pledge, the pledged right shall not be granted, assigned, permitted for the usage of the third party by the Pledgor or disposed in the other forms without the written permission by the Pledgee. If it is granted or permitted for the usage of the third party by the Pledgor with the written permission by the Pledgee, the obtained value amount should be used to offset the guaranteed obligatory right before the date of expiration or to be deposited.

5	During the persistence of the pledge, if the cost of the pledged right is decreased, the Pledgee has the right to ask the Pledgor to provide the guaranty equivalent to the decreased amount permitted by the Pledgee.

Article VII Assignment of the pledge

If the obligatory right is assigned partially by the Pledgee, it has the right to not assign the corresponding pledge.

Article VIII Realization of the pledge

1	If one of the following situations occurs, the Pledgee has the right to perform the pledge. The Pledgee may directly cash the pledge, or agree with the Pledgor to keep the pledged right to offset, or satisfy its claim out of proceeds in priority from the auction, sale of the pledged right. If the obtained value amount offset insufficiently the obligatory right guaranteed under the terms in this Contract, the Pledgee may choose to use this amount to pay for the principal amount, interest, default interest, compound interest, expense and so on:

(1)	When the time limitation for performing the debt under the terms in the master Contract is expired, the Pledgee isn’t satisfied. “The time limitation expired” concludes that the time limitation for performing the debt under the terms in the master Contract, as well as the situation that the Pledgee declares the time limitation of the obligatory right under the terms in the master Contract is expired before the date of expiration specified in this Contract according to the provisions in the laws and regulations or the agreement in the master Contract;

(2)	The debtor or the Pledgor is annulled, ordered to close, or its business license is revoked, or it is in the other situations leading to its dismissal occur;

(3)	The debtor or the Pledgor is accepted for its bankruptcy case or judged to conciliation by the people’s court;

(4)	The debtor or the Pledgor is dead or declared to disappear or die;

(5)	The pledged right is applied for revocation or invalid declared, objected, sealed up, frozen, supervised, sued, arbitrated, or against the other measures performed with compulsory enforcement;

(6)	The Pledgor doesn’t provide the corresponding guaranty as required by the Pledgee;

(7)	The Pledgor breaks the obligation under the terms in this Contract;

(8)	The other situations affecting seriously the realization of the the pledge.

2	If the cashing or delivery of the bill of exchange, check, promissory note, bond, deposit receipt, warehouse receipt, bill of lading is used to be pledged before the date of expiration of the obligatory right under the terms in the master Contract, the Pledgee has the right to cash or deliver and to use the value amount cashed or the cashing amount of the goods delivered to satisfy the debt or deposit.

3	If the pledge is guaranteed by the real existed simultaneously with the obligatory right guaranteed in this Contract (including the one provided by the debtor or the third party) or by the guaranty, the Pledgor may perform the realization of the obligatory right by the real guaranteed, or require the guarantor to bear the responsibility of its guaranty. If the obligatory right guaranteed in this Contract has the guarantor with more than two objects existed simultaneously (including the guaranty of the objects provided by the debtor), the Pledgor has the right to perform the real right guaranteed for any or each. If the Pledgor has chosen a certain guaranty mode / real guaranteed to perform the realization of the obligatory right, it may decide to perform the realization of the obligatory right fully or partially through the other guaranty modes / real guaranteed at the same time.

4	If the Pledgor is a third party other than the debtor and the debtor provides the real guaranty for the obligatory right under the terms in the master Contract at the same time, when the Pledgee abandons the real right guaranteed, the priority of the real right guaranteed or changes the real right guaranteed, the Pledgor agrees to continue to provide the guaranty of a pledge for the obligatory right under the terms in the master Contract.

5	If the Pledgor provides the guaranty with the pledged right under the terms in this Contract for the several debts existed between the debtor and the Pledgee including but not limited to the ones under the terms in the master Contract, and the value amount from the cashing, claim out of proceeds or auction, sale of the pledged right offsets insufficiently all the debt expired, The satisfied debt and the offset priority are decided by the Pledgee.

Article IX Returning of the right voucher

1	If the debt performs all the debts under the terms in the master Contract, or the Pledgor satisfies all the obligatory rights under the terms in the master Contract, the Pledgee should return the right voucher to the Pledgor in time.

2	The Pledgor should receive the right voucher returned by the Pledgee in time. If the Pledgor doesn’t receive the right voucher, the Pledgee has the right to deposit it and the expense due to that shall be borne by the Pledgor.

Article X Responsibilities for defaulting the Contract

1	When one of the actions is executed by the Pledgor, it should pay 5 % of the principal amount of the master obligatory right guaranteed in this Contract to the Pledgee; if it results the loss of the Pledgee, the full amount compensation should be offered at the same time:

(1) The legal valid authority required by the guaranty in this Contract is not obtained;

(2) It doesn’t inform the fact that the pledged right is in the such situations as that it is shared, in dispute, or applied for revocation or invalid declared, objected, sealed up, frozen, supervised, sued, arbitrated, registered for loss reporting, stops payment and so on;

(3) The right voucher is not delivered and the pledged endorsement or registration procedures are not handled as agreed in this Contract;

(4) The pledged right is disposed without written permission by the Pledgee;

(5) The corresponding guaranty is not offered as required by the Pledgee;

(6) The other actions defaulting any agreed clauses in this Contract or affecting the realization of the pledged right by the Pledgee.

2	When one of the actions is executed by the Pledgee, and it results the loss of the Pledgor, the Pledgee should bear the corresponding responsibility:

(1)	It results that the right voucher is destroyed or lost due the Pledgee keep it improperly;

(2)	After the date of expiration for performing the debt, the Pledgor requests the Pledgee to perform the pledge in time in written form, and the Plegee delays to do that.

Article XI Bearing of the expense

The expense paid to the third party as necessary as that both Parties perform this Contract shall be borne as agreed by them. If without such agreement or any achievement of such agreement, it shall be borne as specified in the laws and regulations or on the basis of the principle of justice.

The laws and regulations named in this Contract include the laws, administrational regulations, local laws and regulations, rules, judicial interpretation and the other provisions with legal enforcement of the People’s Republic of China.

Article X☐ Objection period to terminate this Contract

The Pledgee performs the right to terminate this Contract as specified in the laws or as agreed in this Contract, and the objection period for the Pledgor is 7 working days which is counted from the date when the Pledgee informs the Pledgor in written, oral or the other forms.

Article XIII Resolution of the dispute

The dispute which occurs during performing this Contract may be resolved by agreement between parties or by the first of the following means:

1)	To be sued. It is administrated by the people’s court where the Pledgee resides.

2)	To be arbitrated. It is submitted to (the full name of the arbitration authority) to be arbitrated by its rule.

During the suit or the arbitration, the clauses outside of the dispute in this Contract shall be still performed.

Article X☐ Others

1	The Pledgor has received and read to know the master Contract guranteed.

2	The clause 2 of Article VIII in this Contract is modified to be “If the date of expiration of the pledged bill of exchange is earlier than the date of expiration of the obligatory right under the terms in the master Contract, the Pledgor entrusts to the Pledgee to cash the bill before the bank’s bill of exchange is expired, and transfers the cashed capital into the guaranty fund account of the Pledgor (account number: 44287001012004489) to offer continuously the guaranty of the pledge under the terms in the master Contract.”

Article XV Effectiveness of the Contract

The Contract shall take into effect since the date when the both parties sign or affix their seals on it.

Article XVI The Contract shall be in duplicate, each for the Pledgee and the Pledgor with the same legal effect.

The Pledgor declares: The Pledgee has prompted relevant articles (especially those in boldface) to us and made explanations, as required by us, for the concepts, contents and legal effect of relevant articles, we have got known about and understood the above articles.

Pledgee (Seal): Agricultural Bank of China Limited Liability Company, Qingxi Sub-branch in Dongguan (Sealed)	Pledgor (Seal) Dongguan Lite Array Co., Ltd. (Sealed)

Responsible Person or Authorized Representative	Legal representative or Authorized Representative: Shen Shu Ain

Pledgor (Seal)	Pledgor (Seal)
Legal Representative or Authorized Representative	Legal Representative or Authorized Representative

Date of Contract:

Location of Contract: Agricultural Bank of China Limited Liability Company, Qingxi Sub-branch in Dongguan

The Contract Filled by: The Contract Reviewed by:

The Contract witnessed by: